140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

July 29, 2011 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance	FIRM / AFFILIATE OFFICES
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Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (the “Company”), in connection with the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) received by the Company on July 15, 2011 relating to the 10-K and the 10-Q (the “Comment Letter”), and pursuant to a conversation between the undersigned and Jim B. Rosenberg, Senior Assistant Chief Accountant on the Staff, the Company hereby undertakes to file a response to the Comment Letter by August 12, 2011.

Please feel free to contact the undersigned at (650) 463-3078 with any questions or comments.

Very truly yours,

/s/ Gregory Chin
Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.